UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)
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1. Name and Address of Reporting Person*

AT&T Corp.
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   (Last)                           (First)             (Middle)

32 Avenue of the Americas
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                                    (Street)

New York                           New York            10013-2412
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Vanguard Cellular Systems, Inc. (Symbol: VCELA)

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3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)

13-4924710
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4. Statement for Month/Year

December 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Line)

   [x ] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ---------------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code   V   (A)   (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Option           generally
(contingent      $23.00 per  12/28/98          1,580,045     (see       (see     (see      (see    (see    13,914,281
right to buy)    share (see             J                   attached) attached) attached) attached) attached)         D
(see attached)   attached)
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
Explanation of Responses:



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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

FORM 4 CONTINUATION SHEET

                             EXPLANATION OF RESPONSE

        This Statement of Changes in Beneficial Ownership on Form 4 (this "Form") is filed by AT&T Corp., a New York corporation ("AT&T"). On October 2, 1998, AT&T, Winston, Inc., a wholly owned subsidiary of AT&T ("Merger Sub"), and Vanguard Cellular Systems, Inc. ("Vanguard") entered into an Agreement and Plan of Merger (the "Original Merger Agreement"), dated as of October 2, 1998, which was amended by Amendment No. 1 thereto, dated as of November 4, 1998, and further amended and restated by the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 2, 1998, providing for, among other things, the merger of Vanguard with and into Merger Sub (the "Merger"). In connection with the Original Merger Agreement, AT&T and Vanguard entered into an Option Agreement (the "Vanguard Option Agreement"), under which Vanguard granted AT&T an option (the "Vanguard Option") to purchase up to 7,319,000 shares of Common Stock, par value $.01 per share, of Vanguard ("Vanguard Common Stock"), representing 19.9% of the issued and outstanding Vanguard Common Stock, at an exercise price of $23.00 per share, subject to certain customary anti-dilution adjustments. Also in connection with the Original Merger Agreement, AT&T entered into Voting Agreements (the "Voting Agreements"), dated as of October 2, 1998, with L. Richardson Preyer, Jr., Haynes G. Griffin, Stephen R. Leeolou, Piedmont Associates Limited, Stuart S. Richardson, and the Smith Richardson Foundation, respectively (collectively, the "Vanguard Stockholders") under which each of the Vanguard Stockholders granted AT&T an option (collectively, the "Stockholders' Options") to purchase such Vanguard Stockholder's shares (collectively, 5,015,236 shares) of Vanguard Common Stock at an exercise price, generally, of $23.00 per share.

        On December 22, 1998, AT&T consented under the Merger Agreement to the transfers of 784,782 shares of Vanguard Common Stock, which shares are subject to the Voting Agreements, by Haynes G. Griffin, Stephen R. Leeolou and L. Richardson Preyer, Jr. to The Haynes G. Griffin 1998 Charitable Remainder Unitrust, the Griffin Family Foundation, The Stephen R. and Mary D. Leeolou 1998 Charitable Remainder Unitrust, the Leeolou Family Foundation, the Lunsford Richardson Preyer, Jr. Charitable Remainder Unitrust and the Preyer-Jacobs Foundation (the "Charitable Trust and Family Foundation Stockholders"). In connection therewith, the Charitable Trust and Family Foundation Stockholders entered into voting agreements (the "Charitable Trust and Family Foundation Voting Agreements") on terms substantially the same as the Voting Agreements, including granting to AT&T an option to purchase transferred shares under the applicable Charitable Trust and Family Foundation Voting Agreement (such options to purchase, collectively, the "Charitable Trust and Family Foundation Stockholders' Options").

        On December 28, 1998, AT&T consented under the Merger Agreement, in a Letter Agreement between Vanguard and AT&T (the "Executive Loan Letter Agreement"), to the lending by Vanguard to certain of its executive officers (the "Executive Loan Program") of funds for such executive officers to finance the exercise of stock options to purchase up to an aggregate of 4,398,795 shares of Vanguard Common Stock (1,580,045 of which are held by executive officers not parties to Voting Agreements) and to satisfy certain related tax obligations, provided that any such loan will be secured by the shares of Vanguard Common Stock purchased thereby and by certain other payments to be made to such executive officers in connection with the Merger. In connection with such borrowing, such officers not parties to Voting Agreements will be required to agree (i) to vote the shares of Vanguard Common Stock acquired in connection therewith in favor of approval of the Merger Agreement and against any Acquisition Proposal from any person other than AT&T and (ii) not to sell, transfer, dispose of, encumber or otherwise convey any interest in such shares prior to March 31, 1999. Such officers who are parties to Voting Agreements will continue to be subject to such Voting Agreements.

        Except in certain limited circumstances, AT&T may not exercise the Vanguard Option, the Stockholders' Options or the Charitable Trust and Family Foundation Stockholders' Options until a termination of the Merger Agreement pursuant to certain of the termination provisions contained therein.

        Prior to the Vanguard Option, the Stockholders' Options and the Charitable Trust and Family Foundation Stockholders' Options becoming exercisable and being exercised, AT&T expressly disclaims beneficial ownership of the shares of Vanguard Common Stock which are purchasable by AT&T thereunder. Neither the filing of this Form nor any of its contents shall be deemed to constitute an admission that AT&T is the beneficial owner of the

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shares of Vanguard Common Stock subject to the Vanguard Option, the
Stockholders' Options and the Charitable Trust and Family Foundation Stockholders' Options for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

         The foregoing summaries of the Vanguard Option Agreement, the Voting Agreements, the Executive Loan Letter Agreement (and the Executive Loan Program) and the Charitable Trust and Family Foundation Voting Agreements are qualified in their entirety by reference to such agreements, which have been filed as exhibits to AT&T's Schedule 13D filed with respect to Vanguard on October 13, 1998, as amended by Amendment No. 1 thereto filed on November 9, 1998, and as further amended by Amendment No. 2 thereto filed on January 4, 1999.



















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                         SIGNATURES OF REPORTING PERSONS

Dated:  January 8, 1999.
                                                 AT&T CORP.

                                                 By: /s/ Robert S. Feit
                                                     ---------------------------
                                                      Name: Robert S. Feit
                                                      Title:Authorized Signatory









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